Barry Pershkow Partner	Chapman and Cutler LLP 1717 Rhode Island Avenue NW Washington, DC 20036-3026 Tel: 202.478.6492 Mobile: 202.276.4046 pershkow@chapman.com

April 21, 2023

Mr. Eric Envall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC. 20549

Re:	VS Trust
Post-Effective Amendment No. 2 to Form S-1 Registration Statement
Filed April 6, 2023
File No. 333-248430 (the “Post-Effective Amendment”)

Dear Mr. Envall:

We are writing in response to your letter dated April 20, 2023, providing a comment with respect to the Post-Effective Amendment. Our response to your comment is set forth herein and is reflected in the accompanying filing of pre-effective amendment no. 1 to the Post-Effective Amendment.

The Funds, page 5

Comment 1 – We note that you have added disclosure to this section stating that “[t]he Funds also may invest in SPIKES futures contracts.” Please tell us whether and to what extent the Funds have invested in SPIKES futures contracts to date. Please also tell us whether CBOE BZX Exchange has, or intends to, update its listing rules to include SPIKES futures contracts as permitted investments.

Response: The Funds have not invested in SPIKES futures contracts to date and have no current plans to so invest. Accordingly, all references to SPIKES futures contracts as a permissible investment contained in the Post-Effective Amendment have been removed.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow

Barry Pershkow